Public Power Corporation S.A. - File No 82-34707

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHEN[redacted]
Greece

SEC MAIL PROCESSING
RECEIVED
FEB 5 2007
WASH, D.C.
180

07020931

BY COURIER

No/Date : f|Δ1 : 63|31-1-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
FEB 1 2 2007
THOMSON FINANCIAL

Enclosure

- An Announcement

dw 2/12

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

No/Date : [illegible]

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PUBLIC POWER CORPORATION SOCIETE ANONYME" announces that, the Extraordinary General Meeting of the Majority Shareholder of the Corporation, was held today on Wednesday 31 January 2007.

The majority shareholder representing 118,605,114 shares (51.12% of a total of 232,000,000 shares), elected Mr. Panagiotis (Takis) Athanasopoulos as the new Chief Executive Officer of the Company.
Mr. Athanasopoulos, will assume his duties immediately after the State Owned Enterprises' Committee of the Greek Parliament issues an opinion in accordance with article 49A of the Parliamentary Regulations.

Athens, January 31, 2007

ΘΝΞ